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February 3, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Adams and Celeste Murphy

Re:	Roth CH Acquisition I Co. Parent Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed January 21, 2021 File No. 333-250847

Dear Mmes. Adams and Murphy:

On behalf of our client, Roth CH Acquisition I Co. Parent Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on January 21, 2021 contained in the Staff’s letter dated January 28, 2021 (the “Comment Letter”). Please note that our responses below, insofar as relevant information relates to PureCycle Technologies LLC (“PCT”) or matters arising from PCT’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from PCT or its counsel, Jones Day, who have similarly participated in the preparation and review of this response letter.

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Subscription Agreements and PIPE Registration Rights Agreements, page 55

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United States Securities and Exchange Commission February 3, 2021 Page 2

1.	We reissue comment 10 of our December 17, 2020 letter to the extent you have not eliminated the disclaimer in the last paragraph of this subsection, on page 56.

Response: Changes in response to the Staff’s comment are reflected on page 56 of the Amended Registration Statement to remove the disclaimer and conform to similar disclosures elsewhere in the Amended Registration Statement.

Background of the Merger, page 56

2.	We reissue comment 7. Further expand your disclosure to more precisely describe how the potential alternative transactions were chosen and eliminated as possibilities. For example, given the broad range of industries of the identified targets, clarify the criteria ROTH used to identify the initial candidates. Disclose the terms proposed to and by EV target on and around July 21, 2020. Clarify if any other discussions with EV target took place between July 21 and July 27, when "ROCH informed EV Target that the revisions to preliminary terms received . . . made it unlikely that a transaction could proceed." Disclose the terms presented to the targets in August, as discussed at the top of page 60, including the quantifying the valuations, indebtedness assumed, earnouts and other provisions. Clarify whether there were other alternative acquisition targets under consideration in August beyond PCT, EV Target, DTC Target and HC Target, as you state the discussions "included" those entities.

Response: The Company has endeavored to provide significant additional disclosures regarding the selection process and the narrative chronology addressing the Company’s negotiation process during the summer of 2020 to the extent reliable information was available, including with respect to the consistency of recollections of the individuals at ROCH, PCT and PWP. In the event of differing recollections, the Company relied upon contemporaneous notes, calendar invitations, email and text communications and consistency of the description of events from those individuals. The Company believes the Amended Registration Statement discloses the material information necessary for a holder of ROCH Common Stock to vote on the matters to be approved at the Special Meeting, including the Business Combination. Specific modifications in response to Comment 2 are reflected on pages  57-60 in the Amended Registration Statement.

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3.	We note your response to comment 10; however, there are additional reference to C-H not addressed by your response. On page 59, clarify why C-H signed the NDA with Innventure, the PCT affiliate. We note C-H was a placement agent for the PIPE. Tell us whether they prepared any additional analysis for the board related to this transaction and provide us those materials. We may have further additional comments after we review those materials.

Response: Changes in response to the Staff’s comment are reflected on page 59 of the Amended Registration Statement. The Company supplementally confirms to the Staff that C-H was not engaged to act as a financial advisor to ROCH, and did not prepare or advise on the materials presented to the ROCH Board of Directors although in the course of preparing and revising the investor presentation used in the PIPE, C-H as placement agent provided a customary level of review and comment on the materials used in the PIPE placement.

4.	Refer to comment 11 and comment 20 of our December 17, 2020 letter. Further expand your discussion of the evolution of the PCT transaction. For example, expand on the disclosure at the top of page 58 of the analysis of alternative transactions considered in evaluating PCT. Disclose who gave the ROTH board an overview of the PCT opportunity at the July 19, 2020 board meeting. Disclose the valuation parameters discussed with PWP July 21-23, 2020. Further clarify how the PIPE transaction came to be part of the proposed transaction. Clarify how the August 27, 2020 ROCH management visit to the FUE came about. Disclose any terms discussed with PCT prior to July 23, 2020. Clarify what prompted the parties to amend the letter of intent on October 8, 2020 to remove the tax contingencies. Disclose the reasons for the changes reflected in the October and November drafts of the merger agreement that are not obvious from the context, such as how the indebtedness provisions and other thresholds changed and why. Disclose what occurred at the November 12, 2020 board meeting other than the two votes. For example, disclose what consideration the board gave to the vote.

Response: Changes in response to the Staff’s comment are reflected on pages 59-61 and 63-65 of the Amended Registration Statement to the extent reliable information regarding such details are available. As noted above in response to Comment 2, in certain circumstances the parties may not have a specific record regarding the exact date on which a particular individual may have first suggested the PIPE transaction or arranged the Ironton, Ohio site visit, although in preparing this response letter and the Amended Registration Statement a full review of all relevant records and interview of all individuals involved was conducted. Furthermore, to the extent that we know the reasons and rationale for specific changes in the Merger Agreement that are not obvious from the context, we have added them to the Amended Registration Statement. On the whole, however, each party's allocation of risk and allocation of value, as in any negotiation, explain the changes made by both parties.

5.	We note your added disclosure in the first paragraph on page 58, which describes, among other things, an "investor presentation to be used as part of the PIPE Investment" which "led to the initial selection of comparable companies," narrowed down to those most similar to PCT on the criteria discussed. Provide us the presentation the Placement Agents prepared for presentation to the potential PIPE investors and revise the disclosure to summarize those materials.

Response: Changes in response to the Staff’s comment to summarize the material presented to potential PIPE investors are reflected on pages 58-59 of the Amended Registration Statement. The Company notes that such information appears as slide 32 in Exhibit 99.2 to the Current Report on Form 8-K filed by ROCH on November 16, 2020.

United States Securities and Exchange Commission February 3, 2021 Page 4

6.	We reissue comment 12. Provide additional details of the valuation analyses performed.

Response: Changes in response to the Staff’s comment to provide initial details regarding the initial valuation analysis that formed the basis of the terms proposed by ROCH to PCT are reflected on page 58 of the Amended Registration Statement.

7.	Revise the discussion on page 65 to clarify when and by what means PCT obtained PCT Shareholder Approval of the merger, as defined in the merger agreement, and obtained PCT approval of the board nominee, or will do so.

Response: Changes in response to the Staff’s comment are reflected on page 66 of the Amended Registration Statement to clarify when and by what means PCT will obtain PCT securityholder approval of (1) the Merger Agreement, related transaction documentation and other matters necessary to consummate the Business Combination and (2) the election of the three Class I directors, two Class II directors and two Class III directors named in the proxy statement/prospectus, which includes the IRA Designees.

Material U.S. Federal Income Tax Consequences, page 96

8.	Please refer to comment 14, and comment 25 from our December 17, 2020 letter. Your discussion of tax consequences describes the law in great detail without clearly stating the tax consequences to U.S. holders, by including the consequences to U.S. holders among the discussion of the tax treatment of the overall merger/business combination. Revise to be more clear by separating the two. When revising, please clarify the reasons for the sometimes addressing the "Business Combination," rather than the "RH Merger," as you use both terms in this section. We note the definitions of those terms in the letter to shareholders. Please revise to clarify, if accurate, that counsel's opinion that the the merger/combination should be a non-recognition event under Section 351, is a determination distinct from counsel's opinion that the merger/business combination more likely than not qualifies as a reorganization under Section 368. In doing so, explain the uncertainties within each of those determinations. For example, briefly explain the "events or actions that occur following the Business Combination that are beyond [y]our control" that could impact the determination. Then please highlight and clearly state the tax consequences to U.S. holders of common stock and warrants under each scenario, including whether they redeem or exchange their shares or warrants, explaining uncertainties in those determinations. As counsel's opinion, included in Exhibit 8.1, speaks only as to the tax consequences described in "Material U.S. Federal Income Tax Considerations—U.S. Holders—The Business Combination," address all material tax consequences in that subsection, rather than by cross-reference elsewhere. We do not object if you urge security holders to consult a tax professional regarding the consequences of their particular situation. Finally, please clarify, if true, that the Taxation of Distributions on ParentCo Common Stock relates to future dividends, that the "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of ParentCo Securities" relates to future sales or dispositions, and to sufficiently distinguish those sections from the discussion of the consequences of the business combination/merger and related redemption or exchange.

Response: Changes in response to the Staff’s comment are reflected on pages 97 through 105 of the Amended Registration Statement and on Exhibit 8.1 to the Amended Registration Statement.

United States Securities and Exchange Commission February 3, 2021 Page 5

Description of PCT Business, page 105

9.	We reissue comment 26 of our initial letter. In your next amendment, revise to provide the information on the principal holders of PCT securities as required by Item 403 of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected on pages 156 through 159 of the Amended Registration Statement.

Description of PCT Business Intellectual Property, page 116

10.	We note the added disclosure of the sublicense agreement with Impact Recycling Limited, and the addendum to the agreement. File these agreements as exhibits to the registration statement as required by Item 601(b) of Regulation S-K or tell us why you believe they are not required to be filed. Revise to more specifically quantify the "certain license fees and royalties" and the term of the agreement.

Response: Changes in response to the Staff’s comment are reflected on pages 118, 119, 134 and 135 of the Amended Registration Statement. The Impact Recycling Limited sublicense agreement and related addendum are filed as Exhibits 10.27, 10.28 and 10.29 to the Amended Registration Statement.

United States Securities and Exchange Commission February 3, 2021 Page 6

Securities Ownership of Certain Beneficial Owners and Management, page 205

11.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Pure Crown LLC. Refer to Item 403 of Regulation S-K.

Response: Changes in response to the Staff's comment are reflected on pages 158 and 215 of the Amended Registration Statement. Additionally, the Company and PCT respectfully note that they believe that no natural person or persons directly or indirectly exercise sole or shared voting or dispositive power with respect to the equity securities held by Pure Crown LLC and, therefore, no such persons are required to be named.

PCT has been advised that Pure Crown LLC is managed by HCC Manager LLC (“HCC Manager”) pursuant to the Limited Liability Company Agreement of Pure Crown LLC. PCT has also been advised that voting and investment power over the equity securities managed by HCC Manager is exercised jointly by the three individuals who are the managers of HCC Manager, and voting and disposition decisions require the approval of a majority of such managers. Accordingly, no single individual manager has a controlling decision and no individual manager of HCC Manager should be deemed a beneficial owner of the equity securities managed by HCC Manager and held by Pure Crown LLC.

We believe this view is consistent with the Staff’s position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also note that the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Exchange Act, based on The Southland Corp. No-Action Letter supports this view. As the “rule of three” is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act. Instruction 2 to Item 403 of Regulation S-K, promulgated under the Securities Act of 1933, as amended, provides that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.

As discussed above, since voting and investment power over the equity securities managed by HCC Manager is exercised jointly by HCC Manager’s three managers and voting and disposition decisions require the approval of a majority of such managers, none of the managers would be deemed a beneficial owner of the equity securities managed by HCC Manager and held by Pure Crown LLC for purposes of Section 13(d). As such, beneficial ownership should not be attributed to any of HCC Manager’s three managers individually and none of the managers should be required to be named in the Amended Registration Statement in connection with the equity securities held by Pure Crown.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Joel T. May at (404) 581-8967 of Jones Day with any questions or comments regarding this letter.

Sincerely,

Loeb & Loeb LLP

cc:	Gordon Roth
Roth CH Acquisition I Co. Parent Corp.

Michael Otworth
PureCycle Technologies LLC

Joel T. May,Esq.
Patrick S. Baldwin,Esq.
Jones Day